[redacted]

SECUR 15027827 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-38635

SEC MAIL PROCESSING SECTION RECEIVED NOV 25 2015 WASH., D.C. 189

12/1

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/14 (MM/DD/YY) AND ENDING 9/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Calton & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2701 North Rocky Point Drive, Suite 1000
(No. and Street)

Tampa	FL	33607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David S. Cole, Chief Financial Officer — 813-264-0440 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raulerson Castillo Westlake & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1907 S. Alexander St., Suite 2,	Plant City	FL	33566
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aB 12/2

CALTON & ASSOCIATES, INC.
TAMPA, FL
AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2015 AND 2014

RAULERSON CASTILLO
WESTLAKE & COMPANY

Certified Public Accountants and Consultants

CALTON & ASSOCIATES, INC.
TAMPA, FL
AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2015 AND 2014

OATH OR AFFIRMATION

I, David S. Cole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Calton & Associates, Inc., a Florida Corporation, as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

PAUL R. RICHARDSON
MY COMMISSION # FF920112
EXPIRES September 21, 2019
(407) 398-0153 FloridaNotaryService.com

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Independent Public Accountants' Review of the Exemption Report

CALTON & ASSOCIATES, INC.
AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2015 AND 2014

TABLE OF CONTENTS

RAULERSON CASTILLO
WESTLAKE & COMPANY
Certified Public Accountants and Consultants

Business Navigation
1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | **F:** (813) 752-8725

INDEPENDENT PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Calton & Associates, Inc.

We have audited the accompanying statements of financial condition of Calton & Associates, Inc. (a Florida corporation) as of September 30, 2015 and 2014, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calton & Associates, Inc. as of September 30, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Raulerson Castillo Westlake & Co

Raulerson Castillo Westlake & Company PA
Plant City, Florida
November 23, 2015

FINANCIAL STATEMENTS

CALTON & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2015 AND 2014

ASSETS

	2015	2014
ASSETS		
Cash	$ 2,381,587	$ 2,419,067
Investments	71,031	-
Receivables:		
Clearing agent	106,581	103,945
Commissions	180,365	410,013
Notes & other	211,188	27,601
Inventory	49,703	1,272
Property & equipment, net of accumulated depreciation	45,622	36,921
Deferred tax asset	35,264	161,929
Prepaid expenses	448,732	270,825
Deposits	337,159	291,179
Total Assets	$ 3,867,232	$ 3,722,752

LIABILITIES AND SHAREHOLDERS' EQUITY

	2015	2014
LIABILITIES		
Accounts payable	$ 16,961	$ 8,300
Notes payable	257,678	-
Accrued expenses:		
Clearing agent	49,703	1,272
Commissions & wages	736,436	701,435
Employee benefits	204,399	240,348
Income taxes payable	24,273	-
Other accrued expenses	256,235	646,022
Total Liabilities	1,545,685	1,597,377
SHAREHOLDERS' EQUITY		
Common stock:		
Class A: Voting and participating stock, no par; authorized 37,500,000 shares, issued and outstanding 5,360,000 shares (see Note 16).	536	536
Class B: Non-voting and participating stock, no par; authorized 37,500,000 shares, issued and outstanding 0 shares (see Note 16).	-	-
Retained earnings	2,321,011	2,124,839
Total Shareholders' Equity	2,321,547	2,125,375
Total Liabilities and Shareholders' Equity	$ 3,867,232	$ 3,722,752

See accompanying accountants' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

	2015	2014
INCOME:		
Commissions on customer trading in:		
Direct participation	$ 6,216,090	$ 8,922,200
Investment company shares	3,586,031	3,340,119
Insurance products	4,773,009	3,846,357
Municipal bonds	977,141	947,066
Other commissions	5,585,854	4,977,163
Investment advisory fees	5,657,359	5,170,205
Firm trading and investment gains	1,129,340	523,496
Dividend and interest income	391,555	324,239
Due diligence & other income	3,123,174	2,941,710
Total income	31,439,553	30,992,555
EXPENSES:		
Representatives' commissions and overrides	24,120,776	24,764,986
Clearing charges	1,095,727	1,018,092
Salaries and employee benefits	3,781,726	2,915,072
Communications expense	58,568	52,942
Occupancy and equipment costs	159,019	155,488
Other operating expenses	1,630,750	1,839,788
Depreciation and amortization	8,697	8,742
Taxes other than income	196,704	169,456
Total expenses	31,051,967	30,924,566
Income before provision for income taxes	387,586	67,989
Income tax expense	171,414	17,791
Net Income	$ 216,172	$ 50,198

See accompanying accountants' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

	CAPITAL STOCK	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS
Balance at September 30, 2013	$ 536	$ 0	$ 0	$ 2,153,058
Dividends Paid	-	-	-	(78,417)
Net income for the year ended September 30, 2014	-	-	-	50,198
Balance at September 30, 2014	$ 536	$ 0	$ 0	$ 2,124,839
Dividends Paid	-	-	-	(20,000)
Net income for the year ended September 30, 2015	-	-	-	216,172
Balance at September 30, 2015	$ 536	$ 0	$ 0	$ 2,321,011

See accompanying accountants' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 216,172	$ 50,198
Adjustments to reconcile net income:		
Depreciation and amortization	8,697	8,742
Unrealized loss (gain)	(1,870)	-
Loss (gain) on sale of assets	5,631	5,638
(Increase) decrease in:		
Investments	(71,031)	-
Clearing agent receivable	(2,636)	4,533
Commissions receivable	229,648	(37,763)
Other receivables	(183,587)	51,732
Securities for sale	(48,431)	16,853
Deferred tax asset	126,665	19,139
Prepaid expenses	(177,907)	(195,918)
Deposits	(45,979)	843
Increase (decrease) in:		
Accounts payable	8,660	(9,821)
Notes payable	257,678	-
Income tax payable	24,273	(3,441)
Other accrued expenses	(342,305)	(846,671)
Net cash (used for) provided by operating activities	3,678	(935,936)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(21,158)	(10,718)
Net cash provided (used) by investing activities	(21,158)	(10,718)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends	(20,000)	(78,417)
Net cash provided by (used in) financing activities	(20,000)	(78,417)
Increase (decrease) in cash and cash equivalents	(37,480)	(1,025,071)
Cash and cash equivalents - beginning of the year	2,419,067	3,444,138
Cash and cash equivalents - end of the year	$ 2,381,587	$ 2,419,067

See accompanying accountants' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

SUPPLEMENTAL CASH FLOW DISCLOSURES:

	2015	2014
Cash paid/(received) during the year for:		
Income taxes - net	$ 14,378	$ 17,089
Interest	$ 860	$ 7

See accompanying accountants' report and notes to financial statements

CALTON & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2015 AND 2014

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Headquartered in Tampa, Florida, Calton & Associates, Inc. is a registered securities broker-dealer, a member of the Financial Industry Regulatory Authority (FINRA) and a Registered Investment Advisory firm with the Securities and Exchange Commission. The company is incorporated in the State of Florida as a "C" Corporation and is primarily engaged in the marketing of general securities and insurance products through a network of independent branches in various states.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

In accordance with generally accepted accounting principles, Calton & Associates, Inc. maintains it's books on the accrual basis of accounting.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments, including checking and money market accounts, with original maturities of less than ninety days. This definition does not include investments held for sale in the ordinary course of business.

Securities Transactions and Commissions

Securities transactions and the related revenue and expenses are recorded on a trade-date basis, with the exception of securities commissions received from National Financial Services which are recorded from settlement-date based clearing statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company is not eligible to defer the implementation of FIN 48. Therefore, it recognizes and measures its unrecognized tax benefits in accordance with FIN 48. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when a event occurs that requires a change.

Compensated Absences

Compensated absences are provided to non-commissioned employees only. Due to their immaterial nature they are expensed when paid.

NOTE 3: RESTRICTED CASH AND INVESTMENTS

At September 30, 2015, there was restricted cash of $1,210,068 and no restricted investments held in an account at Hilltop Securities, Inc. The account collateralizes securities trading and inventory accounts.

NOTE 4: INVESTMENTS

Investments are comprised of securities held-to-maturity and trading securities.

Securities Held-to-Maturity

Debt securities held-to-maturity are carried at the lower of cost or market. At September 30, 2015 there are no securities held-to-maturity.

Trading Securities

Trading securities are comprised of equity securities carried at their fair value. Unrealized gains and losses are included in earnings in the period they arise.

	Cost	Fair Value
2015	$ 70,035	$ 67,906

NOTE 5: INVENTORY

Inventory represents debt securities available for sale to customers with maturity dates ranging from zero to over twenty years and are carried at fair value. At September 30, 2015 and September 30, 2014 there were no material differences between cost and fair value.

NOTE 6: FURNITURE, EQUIPMENT, AND IMPROVEMENTS

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation for financial reporting purposes is computed on the straight-line basis using the estimated life of the asset, generally five to seven years. The modified accelerated costs recovery system (MACRS) and asset-expensing provisions of code section 179 are utilized for income tax reporting purposes.

Major categories by costs are as follows:

	2015	2014
Equipment	$ 92,509	$ 101,067
Furniture	25,213	50,373
Accumulated depreciation	(72,100)	(114,519)
	$ 45,622	$ 36,921

NOTE 7: RELATED PARTY TRANSACTIONS

The company has a policy of charging back to the branches a portion of incurred legal and settlement costs attributable to the branch. The agreements between the branches and the Company provides for monthly deductions from commission payments. In addition, the Company has provided transition assistance in the form of payback and forgivable loans to three branches. At September 30, 2015 and 2014, amounts due the company under the agreements were $142,750 and $27,601 respectively.

NOTE 8: DEPOSITS

At September 30, deposits consist of the following:

	2015	2014
Clearing agent deposits	$ 305,004	$ 280,003
Regulatory deposit	5,786	3,676
Rent	26,369	7,500
Total	$ 337,159	$ 291,179

NOTE 9: PROFIT SHARING

The Company has established a qualified profit-sharing retirement plan that covers substantially all full time employees. Contributions totaling $165,799 for 2015 and $240,348 for 2014 represent the lesser of the maximum contribution allowed or 7% in 2015 or 11% in 2014 of participant compensation, respectively. In addition, the Company established a 401(k) plan in 2015. In 2015, the 401(k) Safe Harbor company match totaled $38,600.

NOTE 10: INCOME TAXES

At September 30, 2015, the financial statements reflected income taxes currently payable of $24,273 and a deferred tax asset of $35,264. At September 30, 2014, the financial statements reflected income taxes currently receivable of $90,510 and a deferred tax asset of $161,929. The deferred tax asset represents the estimated future tax consequences resulting from differences in book and tax depreciation methods, and limitations on the deductibility of estimated legal & settlement costs accrued for financial reporting purposes. See Note 11 regarding accrued legal and settlement costs.

The components of income tax expense are as follows:

	2015	
	Federal	State
Current expense (benefit)	$ (19,602)	$ 44,750
Deferred expense (benefit)	146,266	-
Income tax expense (benefit)	$ 126,664	$ 44,750

See accompanying accountants' report.

NOTE 10: INCOME TAXES CONTINUED

	2014	
	Federal	State
Current expense (benefit)	$ 6,570	$ 16,451
Deferred expense (benefit)	(5,230)	-
Income tax expense (benefit)	$ 1,340	$ 16,451

NOTE 11: COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under a non-cancelable operating lease for the rental of office space at the Company's existing location. The lease expires in October 2015. In addition, the Company executed a non-cancelable lease for the rental of office space at 2701 North Rocky Point Drive, Suite 1000, Tampa, Florida, 33607. The Company relocated the corporate headquarters to this location in November of 2015. Rent expense under the lease totaled $159,017 and $154,514 for 2015 and 2014, respectively. At September 30, 2015 the aggregate liability remaining under the lease is as follows:

2015	$ 220,643
2016	232,158
Thereafter	1,287,239
	$ 1,740,040

At September 30, 2015, management estimated that future costs and possible legal settlements associated with new and continuing matters to be $101,761. Accordingly, the accompanying statement of financial condition reflects accrued legal and settlement costs in the amount of $101,761 under the caption "other accrued expenses".

At September 30, 2015 customer margin balances totaled $9,326,561.

NOTE 12: CONCENTRATION OF CREDIT RISK

The Company maintains substantial cash balances with the clearing agent and at one financial institution. Cash balances at the financial institution are insured by The Federal Deposit Insurance Corporation, or the Securities Industry Protection Corporation up to a maximum of $250,000. Management believes that the risk of loss associated with the uninsured portion of funds on deposit is remote.

NOTE 13: CLEARING AGENT

The Company utilizes the services of Hilltop Securities, Inc., a wholly owned subsidiary of Hilltop Securities Holdings LLC, which is a subsidiary of Hilltop Holdings Company, and National Financial Services, LLC, for all transactions requiring the use of a clearing agent. Hilltop Holdings Company is a publicly held company located in Texas. National Financial Services LLC, is a limited liability company organized in the state of Delaware.

NOTE 14: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (rule 15c3-1) under the Securities and Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2015, the Company had net capital of $1,424,361, representing an excess over required net capital of $1,174,361. The ratio of aggregate indebtedness to net capital was 105% and 108% at September 30, 2015 and 2014, respectively.

NOTE 15: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of filing.

NOTE 16: COMMON STOCK

As of September 30, 2015, Class A shares consisted of 37,500,000 authorized with 5,360,000 outstanding and Class B shares consisted of 37,500,000 authorized with zero shares outstanding.

SUPPLEMENTARY SCHEDULES

CALTON & ASSOCIATES, INC.
SCHEDULES OF COMPUTATION OF NET CAPITAL
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

	2015	2014
Ownership equity	$ 2,125,376	$ 2,153,595
Net income (loss)	216,172	50,198
Dividends	(20,000)	(78,417)
Adjusted net worth	2,321,548	2,125,376
Subordinated loans	-	-
Total available capital	2,321,548	2,125,376
Non-allowable assets and other deductions	(883,596)	(652,665)
Tentative net capital	1,437,952	1,472,711
Less haircuts:		
Federal, State, and Municipal securities	13,591	153
Total haircuts	13,591	153
Net capital	1,424,361	1,472,558
Minimum net capital	(250,000)	(250,000)
Excess net capital	$ 1,174,361	$ 1,222,558
Aggregate indebtedness	$ 1,495,981	$ 1,596,104
Ratio of aggregate indebtedness to net capital	105%	108%

See independent accountants' report.

CALTON & ASSOCIATES, INC.
SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15C3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2015

Amount held on deposit in "reserve bank account", including value of qualified securities at end of reporting period.	$ -

There is no material difference between the computation for determination of reserve requirements under rule 15c3-3 included with the financial statements reported on by the independent auditor and the computation previously filed by the broker or dealer in the unaudited FOCUS report.

See independent accountants' report.

CALTON & ASSOCIATES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE COMMISSION
SEPTEMBER 30, 2015

1) Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B.	$ 0
A) Number of items	0
2) Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C, and D.	$ 0
A) Number of items	0

See independent accountants' report.

CALTON & ASSOCIATES, INC.
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
SEPTEMBER 30, 2015

Net capital per FOCUS report	$ 1,291,861
Net statement of financial condition impact of audit adjustments	127,617
Net statement of operations impact of audit adjustments	4,883
Net capital per supplementary schedule	$ 1,424,361

See independent accountants' report.

REQUIRED REPORTS

RAULERSON CASTILLO
WESTLAKE & COMPANY
Certified Public Accountants and Consultants

Business Navigation
1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | **F:** (813) 752-8725

INDEPENDENT PUBLIC ACCOUNTANTS' REVIEW OF THE EXEMPTION REPORT

To the Board of Directors of and Shareholders
Calton & Associates, Inc.

We have reviewed management's statements, included in the accompanying exemption report of Calton & Associates, Inc., in which (1) Calton & Associates, Inc. ("the Company") identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(ii) (the "exempt provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raulerson Castillo Westlake & Co

Raulerson Castillo Westlake & Company PA
Plant City, Florida
November 23, 2015

CALTON & ASSOCIATES, INC.
Member FINRA, SIPC

Management Statement of Exemption from 17 C.F.R. Section 15c3-3

Management hereby asserts:

1. Calton & Associates, Inc. clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of 17 C.F.R. Section 240.15c3-3 and therefore to the best of our knowledge is exempt from Section 240.15c3-3 based on the Section 240.15c3-3(k)(ii) exemption provision.

2. To the best of our knowledge, the exemption provision was met thoughout the entire fiscal year ended September 30, 2015 without exception.

Calton & Associates, Inc.

Calton & Associates, Inc.
Tampa, Florida
November 6, 2015

2701 North Rocky Point Drive, Suite 1000, Tampa, FL 33607
(813) 264-0440 • (800) 942-0262 • Fax (813) 962-8695 • www.calton.com

RAULERSON CASTILLO
WESTLAKE & COMPANY
Certified Public Accountants and Consultants

Business Navigation
1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | **F:** (813) 752-8725

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of and Shareholders of
Calton & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2015, which were agreed to by Calton & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Calton & Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Calton & Associates Inc.'s management is responsible for the Calton & Associates Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of Focus reports noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of Focus reports supporting the adjustments noting no differences.

www.rcwcpas.com
Member: American Institute of Certified Public Accountants and Florida Institute of Certified Public Accountants

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson Castillo Westlake & Co

Raulerson Castillo Westlake & Company PA
Plant City, Florida
November 23, 2015

CALTON & ASSOCIATES, INC.
TAMPA, FL
SIPC ASSESSMENT RECONCILIATION
SEPTEMBER 30, 2015

RAULERSON CASTILLO
WESTLAKE & COMPANY

Certified Public Accountants and Consultants

CALTON & ASSOCIATES, INC.
TAMPA, FL
SIPC ASSESSMENT RECONCILIATION
SEPTEMBER 30, 2015

CALTON & ASSOCIATES, INC.
SIPC ASSESSMENT RECONCILIATION

SEPTEMBER 30, 2015

TABLE OF CONTENTS

RAULERSON CASTILLO
WESTLAKE & COMPANY
Certified Public Accountants and Consultants

Business Navigation
1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | **F:** (813) 752-8725

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of and Shareholders of
Calton & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2015, which were agreed to by Calton & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Calton & Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Calton & Associates Inc.'s management is responsible for the Calton & Associates Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of Focus reports noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of Focus reports supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson Castillo Westlake & Co

Raulerson Castillo Westlake & Company PA
Plant City, Florida
November 23, 2015

Calton Associates, Inc.
Schedule of SIPC Payments made during the Fiscal Year ended 9/30/2015

Vendor	Address	Date	Payment Amount	Applies to Period Ended
SIPC	P.O. Box 92185, Washington, DC 20090-2185	11/24/14	30,486.00	9/30/2014
			30,486.00	
SIPC	P.O. Box 92185, Washington, DC 20090-2185	4/24/15	24,620.00	9/30/2015
SIPC*	P.O. Box 92185, Washington, DC 20090-2185	11/18/15	27,902.00	9/30/2015
			52,522.00	

*made post fiscal year end

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **9/30/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

038635 FINRA SEP
CALTON & ASSOCIATES INC
14497 N DALE MABRY HWY STE 215
TAMPA FL 33618-2047

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David S. Cole
(813) 264-0440

2. A. General Assessment (item 2e from page 2) $ 52522

B. Less payment made with SIPC-6 filed (**exclude interest**) (24620)

4/24/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 27902

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 27902

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 27902

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Calton & Associates, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Vice President, Chief Financial Officer
(Title)

Dated the 20 day of November, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **10/1/2014** and ending **9/30/2015**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 31439552
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	3983
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	8915084
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1034917
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1698
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	433912
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 49316	
Enter the greater of line (i) or (ii)	49316
Total deductions	10434927
2d. SIPC Net Operating Revenues	$ 21008608
2e. General Assessment @ .0025	$ 52522
	(to page 1, line 2.A.)